Exhibit 99.5

(Incorporated in the Cayman Islands with limited liability)

(於開曼群島註冊成立的有限公司 )

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)

(股份代號: 1928 及票據證券代號: 5140, 5141, 5142, 5725, 5727, 5733)

NOTIFICATION LETTER 通 知 信 函

April 1, 2019

Dear Non-Registered Holder (Note 1),

Sands China Ltd. (the “Company”)

– Notice of publication of 2018 Annual Report, Circular and Notice of Meeting (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.sandschina.com and the website of HKEXnews (the “HKEXnews”) at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website. Viewing them requires that you have Adobe® Reader® installed. You may also access the Current Corporate Communications by visiting the website of HKEXnews.

If you would like to receive the printed version of the Corporate Communications (Note 2) (including the Current Corporate Communications), please complete the Request Form on the reverse side (which may also be downloaded from the websites mentioned above) and send it to the Company c/o Computershare Hong Kong Investor Services Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form. There is no need to affix a stamp when returning if posted in Hong Kong. If you are posting from outside Hong Kong, please affix an appropriate stamp. The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Request Form to sandschina.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at +852 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays.

By order of the Board

SANDS CHINA LTD.

Dylan James Williams

Company Secretary

Note 1:

This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in the Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communications. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

Note 2:

Corporate Communications include but is not limited to (a) the directors’ report, its annual accounts together with a copy of the auditor’s report and, where applicable, its summary financial report; (b) the interim report and where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

致非登記股份持有人(附註1)：

金沙中國有限公司（「本公司」）

– 2018年年度報告、通函及會議通告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件中、英文版本已上載於本公司網站 www.sandschina.com 及香港交易所披露易（「披露易」）網站 www.hkexnews.hk ，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，並需使用已安裝的 Adobe® Reader® 開啟，或在披露易網站瀏覽有關文件。

如 閣下欲收取公司通訊文件(附註2) (包括本次公司通訊文件)之印刷本，請 閣下填妥在本函背面的申請表格(該表格亦可於上述網站下載 )，並使用申請表格下方的郵寄標籤寄回，如在香港投寄，毋須貼上郵票；如在香港以外地方投寄，請貼上適當的郵票，申請表格請寄回香港中央證券登記有限公司（「香港證券登記處」），地址為香港灣仔皇后大道東 183號合和中心17M樓。 閣下亦可把已填妥之申請表格的掃描副本電郵至 sandschina.ecom@computershare.com.hk。

如對本函內容有任何疑問，請致電本公司電話熱線 +852 2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正。

承董事會命

金沙中國有限公司

韋狄龍

公司秘書

2019年4月1日

附註1：	本函件乃向本公司之非登記股份持有人發出，該等人士的股份存放於中央結算及交收系統(中央結算系統)，並已經透過香港中央結算有限公司通知本公司，他們希望收到公司通訊文件。如果 閣下已出售或轉讓所持有的本公司股份，則無需要理會本函件及其背面的申請表格。

附註2：	公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CCS4949 SCLH_NRH

Request Form 申請表格

To: **Sands China Ltd. (the "Company")**
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733)
c/o Computershare Hong Kong Investor Services Limited
(the "Hong Kong Share Registrar")
17M Floor
Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **金沙中國有限公司（「公司」）**
（股份代號：1928 及票據證券代號: 5140, 5141, 5142, 5725, 5727, 5733）
經香港中央證券登記有限公司
（「香港證券登記處」）
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the printed version of the Corporate Communications of the Company (including the Current Corporate Communications) as indicated below:
本人／我們現在希望以下列方式收取 貴公司通訊文件 (包括本次公司通訊文件)之印刷本：

(Please select **ONLY ONE** of the following options by marking **(X)** in the appropriate box)
(請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ I/We would like to receive a printed copy in English now.
本人／我們現在希望收取一份英文印刷本。

☐ I/We would like to receive a printed copy in Chinese now.
本人／我們現在希望收取一份中文印刷本。

☐ I/We would like to receive both the printed English and Chinese copies now.
本人／我們現在希望收取英文和中文各一份印刷本。

Name(s)#
姓名#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Date
日期

 # You are required to fill in the details if you download this request form from the Company's website.
假如你從本公司網站下載本申請表格，請必須填上有關資料。

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in the Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the Corporate Communications.
本申請表格應由本公司非登記股份持有人填寫，該等人士的股份存放於中央結算及交收系統(中央結算系統)，並已經透過香港中央結算有限公司通知本公司，他們希望收到公司通訊文件。
3. Any Request Form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.
如在本申請表格作出超過一項選擇，或未有作出選擇，或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Computershare Hong Kong Investor Services Limited to the contrary or unless you have at anytime ceased to hold shares in the Company.
上述指示適用於發送予 閣下之所有公司通訊文件，直至 閣下通知本公司之香港證券登記處香港中央證券登記有限公司另外之安排，或任何時候不再持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instructions given on this Request Form.
為免存疑，任何在本申請表格上的其他指示，本公司將不予處理。
6. Please note that both printed English and Chinese versions of all the Company's Corporate Communications that we have sent to our shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website www.sandschina.com for five years from the date of first publication.
公司備有於過去12個月曾寄發予股東的公司通訊文件的中、英文版印刷本以供索閱，該等通訊文件亦由首次登載日期起計，持續5年載於本公司網站www.sandschina.com上。

The Current Corporate Communications refer to the publication of 2018 Annual Report, Circular and Notice of Meeting of the Company.
本申請表格所提及之本次公司通訊文件指本公司 2018 年年度報告，通函及會議通告。

01042019 1 0

閣下寄回此申請表格時，請將右方的郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut out the mailing label on the right and affix it to the envelope in order to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港中央證券登記有限公司
Computershare Hong Kong Investor Services Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong